Filed Pursuant to Rule 433

Registration No. 333-132911

RISK FACTORS

Factors to consider before investing in ARNs include:

¡   The investment may result in a loss.

¡   The return may be lower than that of other debt securities of a comparable maturity of ML & Co.

¡   The return on ARNs is limited and will not reflect the return on a direct investment in the underlying asset, or on the components included in the underlying asset.

¡   A trading market for the ARNs is not expected to develop and, if trading does develop, the market price investors may receive or be quoted for ARNs on a date prior to the maturity date of ARNs will be affected by this and other important factors including the costs of developing, hedging and distributing ARNs. The price paid for the ARNs in secondary market transactions may be higher or lower than the original purchase price.

¡   Many factors will affect the trading value of the ARNs; these factors interrelate in complex ways and the effect of one factor may offset or magnify the effect of another factor.

¡   Purchases or sales of the underlying asset components or securities based on the underlying asset by ML & Co. and its affiliates may affect the return.

¡   Potential conflicts of interest between ML & Co. and investors in the ARNs could arise.

¡   Tax consequences of investments in ARNs are uncertain.

HOW CAN YOU GET STARTED? Contact your Investment Professional to learn if Accelerated Return Notes may be right for you.

ARNs are one type of Structured Investment offered by ML & Co. Structured Investments are designed to meet specific investment objectives. The return on these investments comes from the performance of the underlying asset or assets to which the investment is linked. These assets can include fixed income, equities, foreign exchange, commodities, or a combination of these. Structured Investments can accommodate investors with various types of risk and return profiles. As described below, features of Structured Investments may include the following: principal protection, enhanced income, market participation and/or enhanced participation.

Accelerated Return NotesSM (ARNs® ) are senior unsecured debt securities to be issued by Merrill Lynch & Co., Inc. (ML & Co.) that offer investors the opportunity to earn a multiple of the upside potential of an underlying asset, up to a specific cap, while bearing one-for-one downside exposure in most cases.
This fact sheet is intended to provide an overview of ARNs and does not provide the terms of any specific series of ARNs. Prior to any decision to invest in a specific series of ARNs issued by ML & Co., investors should carefully review the related disclosure document which contains a detailed explanation of the terms of the offering of a specific series of ARNs as well as the risks, tax treatment and other relevant information about such a series of ARNs. Additionally, investors should consult their accounting, legal or tax advisors before investing in ARNs.

BENEFITS OF INVESTING IN STRUCTURED INVESTMENTS

FLEXIBILITY – Structured Investments can be used to implement a wide variety of market views.

SIMPLICITY – Structured Investments offer a packaged solution for investors to access the potential returns of a combination of financial instruments linked to one or more asset classes.

DIVERSIFICATION – Structured Investments enable investors to diversify a portfolio by providing access to the potential returns of a wide variety of asset classes.

OPERATIONAL AND TAX EFFICIENCIES – Structured Investments can reduce complicated financial, tax, legal and operational issues surrounding the execution of sophisticated strategies by providing them in a single security.

ENHANCED RISK/RETURN PROFILES – Structured Investments may provide full or partial principal protection and/or incremental return potential through upside leverage or through other means.

STRUCTURED INVESTMENTS MAY INCLUDE THE FOLLOWING KEY FEATURES
CATEGORY:	KEY FEATURE:
PRINCIPAL PROTECTION

Offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

ENHANCED INCOME

May offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

MARKET PARTICIPATION

Can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

ENHANCED PARTICIPATION

May offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

COMMON FEATURES

¡	Linked to the performance of an underlying index, stock or other asset

¡	May be structured to express a bullish or bearish view

¡	Enhanced participation in any positive return (or, in the case of bearish ARNs, negative return) generated by the underlying asset up to a stated cap

¡	Terms of approximately 9 to 24 months

¡	No principal protection

¡	No periodic interest payments

¡	Usually issued at an original offering price of $10 per unit

¡	May be listed on a U.S. exchange

HYPOTHETICAL PAYOUT PROFILE

The graph above is for illustration purposes only and assumes returns for hypothetical bullish ARNs. *Bearish ARNs will have different payout characteristics than the one depicted above. Hypothetical information is not a projection of future returns.

RATIONALE

When the market environment is expected to be moderately positive in the near term, investors may want to consider ARNs (or, bearish ARNs in a moderately negative market environment). ARNs are designed for investors who are willing to forego interest payments over the term of the ARNs in exchange for the possibility of an enhanced return over the performance of the underlying asset up to a specified cap. Investors must be able to tolerate downside risks.

ADVANTAGES

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Opportunity for enhanced return: ARNs offer enhanced return potential over the underlying asset. ARNs typically allow investors to earn a multiple of any positive return generated by the underlying asset (or negative return in the case of bearish ARNs), up to a stated cap. ARNs generally bear one-for-one downside risk when compared to a direct investment in the asset.

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Complement to a long-term strategy: ARNs have maturities typically ranging from 9 to 24 months. As a result, they can be integrated into investors’ overall investment strategy without tying up assets for longer periods of time. If investors want to sell the ARNs prior to maturity, they may be able to do so if a secondary market develops. The price paid for the ARNs in secondary market transactions may be higher or lower than the original purchase price.

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Choose from a variety of strategies: ARNs provide investors with exposure to a range of individual or baskets of underlying assets, such as market indices, stocks, commodities, currencies, and across asset classes.

¡	Diversification: Because ARNs can be linked to a variety of underlying assets, they provide investors with the opportunity to diversify their investment portfolios.

¡	Access to alternative markets: ARNs may provide access to an asset or group of assets not readily available to individual investors through traditional investment strategies.

¡	Low minimum investment: Generally issued at an initial offering price of $10 per unit.